Contact

www.linkedin.com/in/dowdle (LinkedIn)
www.generationstation.com (Other)
www.cpocommerce.com (Other)

Top Skills

Start-ups
Entrepreneurship
Social Networking

Mike Dowdle

Founding Partner at Circadian Ventures
Atlanta, Georgia, United States

Experience

Circadian Ventures

Founding Partner
October 2020 - Present (2 years 11 months)
Atlanta, Georgia, United States

Venture capital firm investing in early-stage tech and tech-enabled businesses. We actively partner with exceptional entrepreneurs to build enduring businesses. Circadian Ventures has investments in various sectors across the United States.

ketteQ

Investor & Board Observer
March 2023 - Present (6 months)
Atlanta, Georgia, United States

ketteQ sets a new bar for enterprise planning and automation. Built on a foundation of Salesforce and AWS with strengths in security, scalability, and configurability, ketteQ offers supply chain organizations extended capabilities to fill in the gaps left by legacy systems.

dataplor

Investor
December 2022 - Present (9 months)
Boca Raton, Florida, United States

dataplor is the only truly global location data provider covering not just specific brands and chains but virtually all places across hundreds of industries in more than 100 countries. You don’t need to be a data scientist to leverage dataplor's global POI data to grow your business and gain a competitive edge.

Octane11

Investor
June 2022 - Present (1 year 3 months)
New York, New York, United States

Octane11 is a B2B-focused analytics and collaboration platform that connects siloed enterprise data to drive real impact,

Chattr

Investor

April 2022 - Present (1 year 5 months)

Tampa, Florida, United States

Chattr's AI-powered digital assistant manages the retail hiring experience from engagement to offer.

Coginiti

Investor & Board of Directors

April 2022 - Present (1 year 5 months)

Atlanta, Georgia, United States

Coginiti provides the world's only integrated analytics management tools that empower data engineers, analysts and teams of analysts to generate consistent, high-quality insights more efficiently. The firm believes that the future of intelligence is collaborative. Coginiti's practices and applications enable modern analytics teams to discover, create, share and reuse their most productive analytic assets.

Cloud Range

Investor & Board of Directors

January 2022 - Present (1 year 8 months)

Nashville, Tennessee, United States

Cloud Range provides enterprise security teams with the world's leading cyber range attack training platform which allows cyber defenders to experience live cyber attacks in a controlled environment, practice detection, investigation, and response. Cloud Range customers each have their own unique training enviroment that contains actual licenses of industry leading SIEM, firewall, and other security tools to ensure that they are training in an environment that mimics their own.

Cloverly

Investor & Board of Directors

June 2021 - Present (2 years 3 months)

Atlanta, Georgia, United States

Cloverly, an API for carbon offsets, uses technology to help businesses, organizations, and individuals become carbon neutral or even carbon negative. Cloverly has made carbon offsetting available in a wide variety of business segments for everything from ridesharing and flights to fintech and supply chains.

Rent Ready
Investor
March 2021 - Present (2 years 6 months)
Charlotte, North Carolina, United States

Rent Ready delivers an end-to-end make-ready service for apartment communities, eliminating frustration and the need for multiple vendors to complete a successful turn.

Pinwheel healthy kids phone
Investor & Board of Directors
January 2021 - Present (2 years 8 months)
Austin, Texas, United States

Pinwheel was founded by successful software entrepreneurs that are also committed parents. They refused to allow their children to turn into screen zombies on phones. So, they created the Pinwheel Phone for their own kids… and yours.

Voxie
Investor
November 2020 - Present (2 years 10 months)
Atlanta Metropolitan Area

Voxie is the conversational text marketing leader that helps retail, service, and restaurant passion brands connect with and learn from their customers in order to drive repeat purchase. With Voxie’s proprietary SmartAI, you can now combine the personalization of manual texting with the scalability of mast blast messaging. Engage your customers in two-way conversations at scale and leverage insights from each touchpoint in order to power deeper personalization across your marketing channels.

IRALOGIX
Investor & Board of Directors
November 2020 - Present (2 years 10 months)
Pittsburgh, Pennsylvania, United States

iraLogix is redefining the IRA industry through unique, technology driven solutions that help clients grow their business and better serve their customer's IRA accounts. Our groundbreaking proprietary technology platform offers open architecture for investment options, custody and advice providers, allowing access to institutionally priced IRAs for everyone, regardless of account size.

Flourish Software

Investor
June 2019 - Present (4 years 3 months)

Atlanta, GA

Flourish Software is a leading technology provider of enterprise supply chain and inventory management systems built for the cannabis industry. Flourish currently serves cultivators, manufacturers, processors, wholesalers, distributors and retailers. Flourish is integrated with state compliance systems so cannabis operators remain compliant while they capture critical business data, operate more efficiently, track product from seed to sale, manage operations, and leverage advanced analytics.

11-11 Venture Atlanta 2018
5 years 1 month

Managing Partner
August 2018 - Present (5 years 1 month)

11-11 VA 2018 is a micro-fund, managed by Circadian Group in partnership with 11-11 Ventures, comprised of 25 angel investors investing into the 2018 Venture Atlanta companies. Venture Atlanta is the southeast's largest venture conference with over 250 companies applying to present each year.

Soundstripe
March 2019 - Present (4 years 6 months)

Soundstripe creates and provides top quality music and sound effects to digital content creators (Nashville, TN).

brrr°
March 2019 - Present (4 years 6 months)

brrr° is an innovator of fabric technology using exclusive yarns and specialized manufacturing techniques combined with natural cooling minerals, active wicking and rapid drying technology to create a Triple Chill Effect™ for an instant and permanent cooling sensation (Atlanta, GA).

iScribeHealth
February 2019 - Present (4 years 7 months)

iScribeHealth is reinventing transcription services by providing a user interface overlay for EMRs that creates greater usability, speed and simplicity for doctors (Nashville, TN).

Demand Driven Technologies
January 2019 - Present (4 years 8 months)

Demand Driven Technologies provides cloud-based supply chain forecasting solutions enabling companies to increase fill rates while decreasing inventory levels (Atlanta, GA).

EPICA

November 2018 - Present (4 years 10 months)

EPICA provides predictions-as-a-service using artificial intelligence and machine learning to help predict sales, customer interests, prices, and more to make real-time business decisions (Miami, FL).

Eletype

January 2019 - January 2023 (4 years 1 month)

Acquired by ClickDimensions now part of Volaris Group.

Eletype’s platform helps users optimize search, social, and email marketing campaigns through popular collaboration platforms.

Apptega

Investor & Board of Directors

July 2018 - Present (5 years 2 months)

Greater Atlanta Area

Apptega is cybersecurity management software that makes it easy for businesses and their partners to build, manage and report cybersecurity – saving hundreds of hours of manual administrative work while providing unprecedented visibility and control of your entire cybersecurity program.

Cellphire Therapeutics, Inc.

Investor

February 2018 - Present (5 years 7 months)

Rockville, MD

Cellphire is a biotechnology company focusing on cell stabilization technology with a current emphasis on blood platelets.

RoadSync

Investor

April 2016 - Present (7 years 5 months)

Greater Atlanta Area

RoadSync is a digital payment platform for the transportation industry that is modernizing trucking by enabling more secure, efficient payment acceptance.

johnnie-O

Investor
May 2015 - Present (8 years 4 months)
Santa Monica

johnnie-O, started by John O'Donnell in 2005, is a branded lifestyle apparel company, founded in Santa Monica, CA, that embodies living your best life. From the brands signature 4-button polo to the patented "Tweener-Button®" and PREP-FORMANCE® line, the johnnie-O brand continues to innovate and define a modern, enduring style fusing a Southern California vibe with East coast classics. johnnie-O is available online at www.johnnie-O.com, select Nordstrom stores, and specialty retailers across the United States.

SoftWear Automation, Inc

Investor
October 2014 - Present (8 years 11 months)
Greater Atlanta Area

SoftWear Automation is disrupting the $100 billion sewn products industry by creating autonomous sewn good worklines for Home Goods, Footwear & Apparel. The Atlanta-based machine vision and robotics startup spun out of Georgia Tech after 7 years of research and development working on projects with DARPA and the WALMART Foundation. SoftWear's fully autonomous SEWBOT® allows manufacturers to SEWLOCAL™, moving their supply chains closer to the customer while creating higher quality products at a lower cost.

Circadian Group

Founder
October 2001 - Present (21 years 11 months)

Circadian Group manages an investment syndicate and angel investments in early-stage tech companies.

Network Foundation Techologies

Advisor
May 2005 - September 2020 (15 years 5 months)

Network Foundation Technologies (NFT) has developed a portfolio of 14 issued patents related to streaming media technology by harnessing the power of distributed computing. NFT delivers the economics of traditional broadcasting to the world of online streaming.

Insightpool

Investor
September 2014 - July 2018 (3 years 11 months)

Greater Atlanta Area

Acquired by TrendKite, now part of Cision. Insightpool leverages social data algorithms to identify relevant influencers and build authentic relationships with the world's most innovative brands.

CPO Commerce, Inc.

Co-Founder

September 2003 - August 2017 (14 years)

Acquired May 2014 by Essendant (formerly United Stationers), a Fortune 500 supplier of business essentials (office supplies, jan/san, tools, automotive and industrial) with more than $5 billion in sales.

CPO is America's leading online tool retailer operating 30+ e-commerce sites and marketing more than 25,000 items to professional plumbers, electricians, contractors, woodworkers and DIY'ers nationwide generating $150M+ in 2017 annual sales. CPO was on the Inc. 500 list of America's fastest growing companies for seven consecutive years.

www.cpooutlets.com

GenerationStation, Inc.

Founder

July 2009 - February 2017 (7 years 8 months)

Acquired by The Memory Kit in Feb 2017. GenerationStation is a collaborative cloud-based platform to create and preserve family history.

Kaneva, Inc.

VP Business Development

October 2006 - October 2007 (1 year 1 month)

Kaneva is an entertainment company integrating social networking with a 3D virtual environment.

iXL

SVP & Managing Partner of iXL Ventures

February 1997 - October 2001 (4 years 9 months)

IPO on NASDAQ in June 1999.

iXL was a global Internet technology consulting firm.

Webbed Feet

Founder
October 1995 - February 1997 (1 year 5 months)

Acquired by iXL Enterprises in Feb. '97.

Webbed Feet provided Internet consulting and web site development services.

Cygnus Media
Consultant
November 1994 - February 1997 (2 years 4 months)

Cygnus Media provided advisory services relating to new business opportunities in the media industry.

Turner Broadcasting
Business Development
January 1990 - November 1994 (4 years 11 months)

Turner Broadcastng is a global media company that operates entertainment, animation and news networks.

Education

University of Wisconsin-Madison
BA, Communications

Loyola Academy